Exhibit 99.1

Chairman’s Address

2019 Annual General Meeting

Dr Russell Howard

1 November 2019

Ladies and gentleman,

On behalf of the Board, as Chairman I would like to welcome you to Immutep’s Annual General Meeting for 2019.

Immutep is an Australian biotech that has established its leadership in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Our technologies originate from our strong intellectual property around the LAG-3 immune control mechanism, which was discovered by our Chief Scientific Officer and Chief Medical Officer, Dr Frederic Triebel, who is here with us today.

Our lead product candidate is called eftilagimod alpha, or “efti”, and is being advanced in the clinic in multiple studies. In addition, we have a preclinical product candidate for autoimmune diseases, called IMP761, and two other clinical product candidates that have been licenced out to and are under the control of our partners, GlaxoSmithKline and Novartis.

Having been on the Board of Immutep for over 6 years now, I can say with confidence that the most exciting times for the Company are the months ahead. Immutep is focused on reporting data readouts from its four clinical trials. If the results are positive, we expect they will result in significant shareholder value accretion and will equip us to make very strategic decisions about how to best advance efti’s development. Some data has been announced in recent weeks following the close of the financial year and more is yet to come.

Immutep commenced two new clinical trials during the financial year, the first was TACTI-002, a Phase II study in head and neck squamous cell carcinoma and non-small cell lung cancer. We recently reported top line first data from TACTI-002, announcing that the predefined number of patient responses had been observed and even exceeded in the first cohort of the first line non-small cell lung cancer arm. This prompted us to expand the trial to include an additional 19 patients. We will be reporting more detailed trial data at a key industry conference, SITC, in the coming weeks. Immutep is also on track to report more mature data from TACTI-002 this calendar year.

An important milestone linked to TACTI-002, was the approval of our Investigational New Drug (IND) application from the US Food and Drug Administration (FDA) for efti in July 2018. The IND enables efti to be evaluated by US clinical investigators participating in the TACTI-002 study, which made it vital to start the trial in the US.

We also reported positive final efficacy data from TACTI-mel in mid-October 2019. TACTI-mel is our Phase I trial in melanoma evaluating the combination of efti with Keytruda here in Australia. The results confirmed that patients are responding well to the combination treatment. Their tumours are shrinking and not growing back over a long follow up period. The trial has also determined the recommended dose that we should use in a future Phase II trial and we translated that earlier already into TACTI-002. Our final safety data from this study will be reported in H1 2020.

Looking ahead, there is more significant data due in the coming months. In 2019, we expect to report an update from our second new trial, INSIGHT-004, a Phase I trial in advanced solid cancers that is being conducted in collaboration with our partners, Merck KGaA, Darmstadt, Germany and Pfizer Inc.

In addition, the first readout from AIPAC, our Phase II clinical trial in metastatic breast cancer and our largest and most advanced clinical trial, will be very significant for Immutep. AIPAC completed recruitment in June 2019 and 227 patients are now participating at more than 30 clinical sites across Europe.

AIPAC is also very important because it is potentially a pivotal trial, meaning it could serve as the basis to pursue appropriate regulatory approval pathways for efti with, for example, the European Medicines Agency or the US FDA, subject to sufficient data from the trial and regulatory interactions.

The team is fully on track to report the first Progression-Free Survival data together with the overall response rate data from AIPAC in the first quarter of calendar year 2020. This data, along with the results of our other trials, represent significant catalysts for Immutep. It precipitates key decisions about how to best advance efti’s development.

With this in mind, we need to address the Company’s capital structure through a share consolidation which shareholders will vote on today at the AGM. We believe a consolidation will help to make investing in Immutep’s shares more attractive to a broader range of global institutional and professional investors.

One of Immutep’s key strengths is its strong connections with many of the world best known pharmaceutical companies. We are proud to be collaborating with five major pharmaceutical companies: Novartis, GSK, Merck & Co (MSD), Merck (Germany) and Pfizer.

This follows the addition of a new clinical trial collaboration and supply agreement with Merck (Germany) and Pfizer which we signed during the financial year. Under this collaboration, we are progressing our Phase I study, INSIGHT-004, which evaluates the combination of efti with avelumab, a human anti-PD-L1 antibody, in patients with advanced solid malignancies.

Immutep also formalised a long-standing relationship with CYTLIMIC in January 2019 and continues to work with our partner, EOC Pharma in China.

We continued to receive support from our shareholders during the financial year, allowing us to raise approximately US$5.2 million (A$7.2 million) linked to American Depositary Shares via our

NASDAQ listing. Following the year end, we also raised A$10.0 million via the ASX. The funds are being used to continue our LAG-3 related programs, especially the ongoing clinical development of efti and the preclinical development of IMP761.

Following these capital raises and a £4 million (~A$7.39 million) milestone payment from GSK, Immutep’s cash runway is expected to extend to the end of calendar year 2020.

The significant data that we are reporting has come on the back of much hard work and dedication from the whole team at Immutep. On behalf of the Board, I would like to recognise their efforts and thank the team.

In addition, I’d like to thank our shareholders, for your continued support and belief in Immutep. The financial year 2019 was one of strong growth and progress, both clinically and with partnerships. Looking ahead, our focus is on reporting data from our clinical trials to create value for shareholders.

Yours sincerely,

Dr Russell Howard

Chairman